Filed by Frontier Communications Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Frontier Communications Corporation
Registration Statement No. 333-160789

The following is a letter from Ann Burr that was published in the Oregonian on Wednesday, September 2, 2009.

On May 13, 2009 Frontier Communications, a Fortune 1000 and S&P 500 Index communications company serving 2.8 million access lines and High-Speed Internet subscribers in 24 states, announced an agreement to acquire approximately 4.8 million access lines from Verizon Communications. The acquisition includes all Verizon telephone lines and FiOS systems serving Oregon and Washington and is expected to be completed during the second quarter of 2010. A recent article in the Oregonian noted that members of Frontier’s leadership team are already spending considerable time in Salem and local communities to introduce Frontier to city and state officials and to local business organizations. Face-to-face meetings are how we interact. The meetings help us better understand the needs and priorities of the communities and are a great opportunity to share more about Frontier’s commitment to customers, our track record over 75 years, services and plans. Those we speak to appreciate Frontier’s truly “local” management style. Our general managers live in our markets to ensure top-quality service and a strong partnership in each community. We are old-fashioned in this regard: We believe no one knows a community’s needs better than those who live there, that customers’ opinions matter, and that businesses play a vital role in supporting their communities.

Almost everything else about us is 21st Century! Our robust networks provide phone, video, wireless data and high-speed Internet bundled products to our customers. The communities we serve are primarily small and medium-sized towns and cities that closely resemble the Verizon properties Frontier is acquiring. In fact, we believe that it is our responsibility to help people live where they want while enjoying sophisticated communications offered by large cities. We are proud to offer high-speed services to rural and suburban communities and to have a broadband reach surpassing 90% for high-speed and bundled services. Frontier’s track record is impressive.

Frontier customers don’t have to accept the terms from high-priced incumbent cable providers. We offer choice and competitively priced promotions and bundles backed by a “Customer First” performance culture.

Frontier is rapidly developing the necessary plans in preparation for the FiOS assets it will acquire. Many Frontier executives and employees have deep experience in the cable TV industry and are very familiar with providing high-value programming and all-in-one bundles. Verizon’s well-trained employees will join Frontier’s workforce to provide continuity and immediate knowledge of existing Verizon systems and customer needs. Customers will know that they are in good hands as we work together for a smooth transition and job preservation in the marketplace.

Frontier’s focus on local management, community-based partnerships, quality customer service and advanced technology offerings bode well for Oregonians. Frontier views this acquisition as a long-term commitment and investment that will also provide the scale to enable Frontier to remain competitive. Frontier is ready, willing and able to make this acquisition a reality.

We look forward to serving all of our new customers in Oregon and beyond.

Ann Burr
Senior Vice President and General Manager
Frontier Communications

Forward-Looking Language

This filing contains forward-looking statements that are made pursuant to the safe harbor provisions of The Private Securities Litigation Reform Act of 1995.  These statements are made on the basis of management’s views and assumptions regarding future events and business performance. Words such as “believe,” “anticipate,” “expect” and similar expressions are intended to identify forward-looking statements.  Forward-looking statements (including oral representations) involve risks and uncertainties that may cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements.  These risks and uncertainties are based on a number of factors, including but not limited to: Our ability to complete the acquisition of access lines from Verizon; the failure to obtain, delays in obtaining or adverse conditions contained in any required regulatory approvals for the Verizon transaction; the failure to receive the IRS ruling approving the tax-free status of the Verizon transaction; the failure of our stockholders to approve the Verizon transaction; the ability to successfully integrate the Verizon operations into Frontier’s existing operations; the effects of increased expenses due to activities related to the Verizon transaction; the ability to migrate Verizon’s West Virginia operations from Verizon owned and operated systems and processes to Frontier owned and operated systems and processes successfully; the risk that the growth opportunities and cost synergies from the Verizon transaction may not be fully realized or may take longer to realize than expected; the sufficiency of the assets to be acquired from Verizon to enable us to operate the acquired business; disruption from the Verizon transaction making it more difficult to maintain relationships with customers, employees or suppliers; the effects of greater than anticipated competition requiring new pricing, marketing strategies or new product or service offerings and the risk that we will not respond on a timely or profitable basis; reductions in the number of our access lines and High-Speed Internet subscribers; our ability to sell enhanced and data services in order to offset ongoing declines in revenue from local services, switched access services and subsidies; the effects of ongoing changes in the regulation of the communications industry as a result of federal and state legislation and regulation; the effects of competition from cable, wireless and other wireline carriers (through voice over internet protocol (VOIP) or otherwise); our ability to adjust successfully to changes in the communications industry and to implement strategies for improving growth; adverse changes in the credit markets or in the ratings given to our debt securities by nationally accredited ratings organizations, which could limit or restrict the availability, or increase the cost, of financing; reductions in switched access revenues as a result of regulation, competition and/or technology substitutions; the effects of changes in both general and local economic conditions on the markets we serve, which can impact demand for our products and services, customer purchasing decisions, collectability of revenue and required levels of capital expenditures related to new construction of residences and businesses; our ability to effectively manage service quality; our ability to successfully introduce new product offerings, including our ability to offer bundled service packages on terms that are both profitable to us and attractive to our customers; changes in accounting policies or practices adopted voluntarily or as required by generally accepted accounting principles or regulators; our ability to effectively manage our operations, operating expenses and capital expenditures, to pay dividends and to repay, reduce or refinance our debt; the effects of bankruptcies and home foreclosures, which could result in increased bad debts; the effects of technological changes and competition on our capital expenditures and product and service offerings, including the lack of assurance that our ongoing network improvements will be sufficient to meet or exceed the capabilities and quality of competing networks; the effects of increased medical, retiree and pension expenses and related funding requirements; changes in income tax rates, tax laws, regulations or rulings, and/or federal or state tax assessments; the effects of state regulatory cash management policies on our ability to transfer cash among our subsidiaries and to the parent company; our ability to successfully renegotiate union contracts expiring in 2009 and thereafter; further declines in the value of our pension plan assets, which could require us to make contributions to the pension plan beginning no earlier than 2010; our ability to pay dividends in respect of our common shares, which may be affected by our cash flow from operations, amount of capital expenditures, debt service requirements, cash paid for income taxes (which will increase in 2009) and our liquidity; the effects of increased cash taxes in 2009 and thereafter; the effects of any unfavorable outcome with respect to any of our current or future legal, governmental or regulatory proceedings, audits or disputes; the possible impact of adverse changes in political or other external factors over which we have no control; and the effects of hurricanes, ice storms or other severe weather. These and other uncertainties related to our business are described in greater detail in our filings with the Securities and Exchange Commission, including our reports on Forms 10-K and 10-Q, and the foregoing information should be read in conjunction with these filings. We do not intend to update or revise these forward-looking statements to reflect the occurrence of future events or circumstances.

Additional Information and Where to Find It

This filing is not a substitute for the prospectus/proxy statement included in the Registration Statement on Form S-4 that Frontier filed with the SEC on July 24, 2009 in connection with the proposed transactions described in the prospectus/proxy statement. We urge investors to read the prospectus/proxy statement, which contains important information, including detailed risk factors, and any amendments thereto when they become available. The prospectus/proxy statement and other documents filed or to be filed by Frontier with the SEC are or will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to Frontier, 3 High Ridge Park, Stamford, CT 06905-1390, Attention: Investor Relations.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Frontier and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of Frontier is set forth in the Registration Statement on Form S-4 referred to above. Investors may obtain additional information regarding the interests of such participants in the proposed transactions by reading the prospectus/proxy statement and any amendments thereto when they become available.